UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Amendment No. 1

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Maquia Capital Acquisition Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

56564V101

(CUSIP Number)

June 15, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 56564V101	Schedule 13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS THE K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 658,162[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 658,162[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,162[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%[1]
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56564V101	Schedule 13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS K2 Genpar 2017 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 658,162[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 658,162[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,162[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%[1]
12	TYPE OF REPORTING PERSON CO

CUSIP No. 56564V101	Schedule 13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 658,162[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 658,162[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,162[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%[1]
12	TYPE OF REPORTING PERSON CO

CUSIP No. 56564V101	Schedule 13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 658,162[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 658,162[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,162[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.68%[1]
12	TYPE OF REPORTING PERSON CO

CUSIP No. 56564V101	Schedule 13G	Page 6 of 12 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Maquia Capital Acquisition Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 50 Biscayne Boulevard, Suite 2406, Miami, FL 33132

Item 2(a).	Name of Person Filing:

The persons filing this statement are Shawn Kimel Investments, Inc., an Ontario corporation (“SKI“), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund“), K2 Genpar 2017 Inc., an Ontario corporation and the General Partner to the Fund (“Genpar 2017“), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates“). Together SKI, the Fund, Genpar2017, and K2 & Associates are the “Reporting Persons“).

Mr. Gosselin is Vice president of SKI, Secretary of Genpar 2017, and President of K2 & Associates. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

Item 2(c).	Citizenship:

Mr. Gosselin is a citizen of Canada.

The Fund is an Ontario limited partnership.

Each of SKI and GenPar 2017 Inc and K2 & Associates is an Ontario corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

56564V101

CUSIP No. 56564V101	Schedule 13G	Page 7 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

CUSIP No. 56564V101	Schedule 13G	Page 8 of 12 Pages

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	658,162[1]
(b)	Percent of class:	3.68%[1]
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	658,162[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	658,162[1]

K2 Genpar 2017 Inc.

(a)	Amount beneficially owned:	658,162[1]
(b)	Percent of class:	3.68%[1]
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	658,162[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	658,162[1]

SHAWN KIMEL INVESTMENTS, INC.

(a)	Amount beneficially owned:	658,162[1]
(b)	Percent of class:	3.68%[1]
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	658,162[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	658,162[1]

CUSIP No. 56564V101	Schedule 13G	Page 9 of 12 Pages

K2 & Associates Investment Management Inc..

(a)	Amount beneficially owned:	658,162[1]
(b)	Percent of class:	3.68%[1]
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	658,162[1]
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	658,162[1]

658,1621 Class A Common Stock held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2(a) above for a description of the corporate structure of the Reporting Persons. Each of the Reporting Persons may be deemed to be beneficial owners of the 658,1621 shares of the Issuer's Class A Common Stock that are held by The K2 Principal Fund, L.P. Mr. Daniel Gosselin is vice president of SKI, Secretray of GenPar 2017 and President of K2 & ASSOCIATES, and exercises ultimate voting and investment powers over the 658,1621 shares of the Issuer's Class A Common Stock that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G are calculated based upon 17,893,462 Class A Common Stock issued and outstanding as of June 17, 2021, as reported in the companies 10-Q filed with the SEC on June 17, 2021.

1539,542 of The Class A Common Stock (the "Shares") of Maquia Capital Acquisition Corporation, a blank check company incorporated under the laws of the State of Delaware (the "Issuer"), reported herein are held in the form of units (the "Units"). Each Unit consists of one Share and one-half of one redeemable warrant. Each whole redeemable warrant entitles the holder thereof to purchase one Share upon the consummation of the Issuers initial business combination ("Initial Business Combination"), as described in more detail in the Issuers Prospectus filed with the SEC on May 6, 2021 (the "Prospectus"). Each warrant will become exercisable on the later of one year after the effective date of the Prospectus or thirty days after the completion of an Initial Business Combination and will expire five years after the completion of an Initial Business Combination, or earlier upon redemption or liquidation. In accordance with Rule 13d-3(d)(1) regarding securities which represent a right to acquire an underlying security, each Unit has been reported herein as representing the beneficial ownership of one (1) Share. The balance of the position of 118,620 are Class A common shares of the issuer

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 56564V101	Schedule 13G	Page 10 of 12 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 56564V101	Schedule 13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2021

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

/s/ Daniel Gosselin
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 56564V101	Schedule 13G	Page 12 of 12 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 21, 2021

THE K2 PRINCIPAL FUND, L.P.

By:	K2 Genpar 2017 Inc., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

K2 Genpar 2017 Inc.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Secretary

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
Vice President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President